FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/28/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Máximo Vedoya
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: April 28, 2020

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of March 31, 2020
and for the three-month periods
ended on March 31, 2020 and 2019

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

INDEX

		Page

Consolidated Condensed Interim Income Statements		3
Consolidated Condensed Interim Statements of Comprehensive Income		4
Consolidated Condensed Interim Statements of Financial Position		5
Consolidated Condensed Interim Statements of Changes in Equity		6
Consolidated Condensed Interim Statements of Cash Flows		8
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	9
2	Accounting policies	9
3	Segment information	10
4	Cost of sales	12
5	Selling, general and administrative expenses	13
6	Finance expense, Finance income and Other financial income (expenses), net	13
7	Property, plant and equipment, net	13
8	Intangible assets, net	14
9	Investments in non-consolidated companies	14
10	Contingencies, commitments and restrictions on the distribution of profits	15
11	Related party transactions	19
12	Financial instruments by category and fair value measurement	20
13	Information related to Covid-19 pandemic	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019
(All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2020	2019
		(Unaudited)
Net sales	3	2,271,355	2,735,828
Cost of sales	3 & 4	(1,920,477)	(2,215,047)

Gross profit	3	350,878	520,781

Selling, general and administrative expenses	3 & 5	(211,591)	(219,049)
Other operating income (expenses), net	3	(3,611)	5,553

Operating income	3	135,676	307,285

Finance expense	6	(16,293)	(19,762)
Finance income	6	7,948	5,883
Other financial income (expenses), net	6	114,500	(13,053)
Equity in earnings of non-consolidated companies	9	6,086	14,878

Profit before income tax expense		247,917	295,231

Income tax expense		(267,282)	(70,284)

(Loss) Profit for the period		(19,365)	224,947

Attributable to:
Owners of the parent		(11,582)	218,230
Non-controlling interest		(7,783)	6,717

(Loss) Profit for the period		(19,365)	224,947

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for (loss) profit attributable to the equity holders of the company (expressed in $ per share)		(0.01)	0.11
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2020	2019
	(Unaudited)
(Loss) Profit for the period	(19,365)	224,947

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(3,152)	(44,707)
Currency translation adjustment from participation in non-consolidated companies	(110,161)	(3,284)
Changes in the fair value of financial instruments at fair value through other comprehensive income	69	32
Changes in the fair value of derivatives classified as cash flow hedges	(407)	(268)
Income tax related to cash flow hedges	122	80
Other comprehensive income items from participation in non-consolidated companies	—	67
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(57)	(157)

Other comprehensive loss for the period, net of tax	(113,586)	(48,237)

Total comprehensive (loss) income for the period	(132,951)	176,710

Attributable to:
Owners of the parent	(116,621)	187,717
Non-controlling interest	(16,330)	(11,007)

Total comprehensive (loss) income for the period	(132,951)	176,710
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	March 31, 2020		December 31, 2019
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,636,339		6,539,581
Intangible assets, net	8	927,778		943,838
Investments in non-consolidated companies	9	409,517		513,648
Other investments		3,225		3,253
Deferred tax assets		119,754		163,538
Receivables, net		506,221		592,565
Trade receivables, net		393	8,603,227	897	8,757,320
Current assets
Receivables, net		220,051		334,713
Derivative financial instruments		17,260		1,196
Inventories, net		2,083,584		2,158,298
Trade receivables, net		990,993		949,672
Other investments		115,245		212,271
Cash and cash equivalents		906,391	4,333,524	519,965	4,176,115
Non-current assets classified as held for sale			2,063		2,098
			4,335,587		4,178,213
Total Assets			12,938,814		12,935,533

EQUITY
Capital and reserves attributable to the owners of the parent			6,499,830		6,611,665
Non-controlling interest			1,077,620		1,103,208
Total Equity			7,577,450		7,714,873

LIABILITIES
Non-current liabilities
Provisions		475,389		613,352
Deferred tax liabilities		571,129		403,278
Other liabilities		425,168		507,603
Trade payables		939		1,174
Derivative financial instruments		482		17
Lease liabilities		273,186		298,219
Borrowings		1,614,419	3,360,712	1,628,892	3,452,535
Current liabilities
Current income tax liabilities		42,071		47,053
Other liabilities		228,547		240,934
Trade payables		994,111		876,803
Derivative financial instruments		707		3,007
Lease liabilities		40,385		40,546
Borrowings		694,831	2,000,652	559,782	1,768,125
Total Liabilities			5,361,364		5,220,660

Total Equity and Liabilities			12,938,814		12,935,533
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2020	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

Loss for the period							(11,582)	(11,582)	(7,783)	(19,365)
Other comprehensive loss for the period
Currency translation adjustment						(104,913)		(104,913)	(8,400)	(113,313)
Remeasurement of post employment benefit obligations				(51)				(51)	(6)	(57)
Cash flow hedges and others, net of tax				(145)				(145)	(140)	(285)
Others				70				70	(1)	69

Total comprehensive loss for the period	—	—	—	(126)	—	(104,913)	(11,582)	(116,621)	(16,330)	(132,951)

Acquisition of non-controlling interest (5)				4,786				4,786	(9,258)	(4,472)

Balance as of March 31, 2020 (unaudited)	2,004,743	(150,000)	(23,295)	1,337,640	(2,324,866)	(2,864,959)	8,520,567	6,499,830	1,077,620	7,577,450
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii) of the audited Consolidated Financial Statements and notes for the year ended December 31, 2019.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2020, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (75.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2019	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576

Profit for the period							218,230	218,230	6,717	224,947
Other comprehensive income (loss) for the period
Currency translation adjustment						(30,261)		(30,261)	(17,730)	(47,991)
Remeasurement of post employment benefit obligations				(231)				(231)	74	(157)
Cash flow hedges, net of tax				(96)				(96)	(92)	(188)
Others				75				75	24	99

Total comprehensive income (loss) for the period	—	—	—	(252)	—	(30,261)	218,230	187,717	(11,007)	176,710

Balance as of March 31, 2019 (unaudited)	2,004,743	(150,000)	(23,295)	1,385,449	(2,324,866)	(2,732,738)	8,421,679	6,580,973	1,080,315	7,661,287
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii) of the audited Consolidated Financial Statements and notes for the year ended December 31, 2019.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2019 ,there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2019, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (88.5) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Three- month period ended March 31,
	Notes	2020	2019
		(Unaudited)
Cash flows from operating activities
(Loss) Profit for the period		(19,365)	224,947
Adjustments for:
Depreciation and amortization	7 & 8	166,392	162,740
Income tax accruals less payments		223,997	(59,432)
Equity in earnings of non-consolidated companies	9	(6,086)	(14,878)
Interest accruals less payments		1,303	(3,385)
Changes in provisions		(651)	(4,368)
Changes in working capital (1)		181,767	181,579
Net foreign exchange results and others		(104,582)	(11,727)
Net cash provided by operating activities		442,775	475,476
Cash flows from investing activities
Capital expenditures	7 & 8	(257,582)	(209,872)
Recovery of loans to non-consolidated companies		—	24,480
Decrease (Increase) in other investments		97,054	(17,276)
Proceeds from the sale of property, plant and equipment		156	199
Acquisition of non-controlling interest		(4,472)	—
Net cash used in investing activities		(164,844)	(202,469)
Cash flows from financing activities
Finance lease payments		(10,511)	(9,712)
Proceeds from borrowings		190,615	166,145
Repayments of borrowings		(60,709)	(210,064)
Net cash provided by (used in) financing activities		119,395	(53,631)
Increase in cash and cash equivalents		397,326	219,376
Movement in cash and cash equivalents
At January 1,		519,965	250,541
Effect of exchange rate changes and inflation adjustment		(10,900)	(5,580)
Increase in cash and cash equivalents		397,326	219,376
Cash and cash equivalents as of March 31, (2)		906,391	464,337

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		1,157	11,518

(1) The working capital is impacted by non-cash movements of $ (27.4) million as of March 31, 2020 ($ (10.9) million as of March 31, 2019) due to the variations in the exchange rates used by subsidiaries.

(2) It includes restricted cash of $ 91 and $ 88 as of March 31, 2020 and 2019, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 118,218 and $ 68,748 as of March 31, 2020 and 2019, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

Notes to the Consolidated Condensed Interim Financial Statements

1.	GENERAL INFORMATION AND BASIS OF PRESENTATION

a)    General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2019.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2019, without significant changes since its publication, except for the impact of Covid-19 epidemic as disclosed in note 13.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differs, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial income (expenses), net”.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2019.

Until December 31, 2019, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies", which required that the financial statements of entities whose functional currency was that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

2.    ACCOUNTING POLICIES (continued)

The inflation adjustment was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics (INDEC). The price index applicable for the comparative results for the three-month period ended March 31, 2019, and until December 31, 2019, was 1.538 and was converted at the exchange rate as of December 31, 2019.

Management performed a review of the functional currency of its Argentine subsidiary, Ternium Argentina, and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar. Consequently, starting on January 1, 2020, its functional currency has changed from the local currency to the US dollar and the application of IAS 29 is no longer applicable. This change does not affect the balances at December 31, 2019, nor results or cash flows for the year then ended. See note 28 to the audited Consolidated Financial Statements for the year ended December 31, 2019.

None of the accounting pronouncements issued after December 31, 2019, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:
-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM (CEO).

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

3.SEGMENT INFORMATION (continued)

	Three- month period ended March 31, 2020 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	2,254,104	94,265	(77,014)	2,271,355
Cost of sales	(1,913,761)	(85,488)	78,772	(1,920,477)
Gross profit	340,343	8,776	1,758	350,878
Selling, general and administrative expenses	(207,786)	(3,805)	—	(211,591)
Other operating income, net	(3,766)	155	—	(3,611)
Operating income - IFRS	128,792	5,126	1,758	135,676
Management view
Net sales	2,254,104	93,481	(76,230)	2,271,355
Operating income	191,189	26,214	1,611	219,015
Reconciliation items:
Differences in Cost of sales				(83,339)
Operating income - IFRS				135,676
Financial income (expense), net				106,155
Equity in earnings of non-consolidated companies				6,086
Income before income tax expense - IFRS				247,917
Depreciation and amortization - IFRS	(155,095)	(11,297)	—	(166,392)

	Three- month period ended March 31, 2019 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	2,735,816	75,783	(75,771)	2,735,828
Cost of sales	(2,232,841)	(61,633)	79,427	(2,215,047)
Gross profit	502,975	14,150	3,656	520,781
Selling, general and administrative expenses	(215,387)	(3,661)	—	(219,049)
Other operating income, net	6,283	(729)	—	5,553
Operating income - IFRS	293,869	9,759	3,656	307,285
Management view
Net sales	2,763,701	115,711	(115,699)	2,763,713
Operating income	273,185	49,393	496	323,074
Reconciliation items:
Differences in Cost of sales				59,401
Effect of inflation adjustment				(75,190)
Operating income - IFRS				307,285
Financial income (expense), net				(26,932)
Equity in earnings of non-consolidated companies				14,878
Income before income tax expense - IFRS				295,231
Depreciation and amortization - IFRS	(146,455)	(16,285)	—	(162,740)

The effect of the application of IAS 29 - Hyperinflationary economies in Argentina for the three-month period ended March 31, 2019, is only allocated in the Steel segment, having an impact of $ (26) million on Net sales, $ (50) million in Cost of sales, $ 2 million in Selling, general and administrative expenses and $ (1) million in Other operating expenses, net.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Three- month period ended March 31, 2020 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,300,293	340,947	630,115	2,271,355

Non-current assets (1)	4,703,796	993,373	1,866,948	7,564,117

	Three- month period ended March 31, 2019 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,463,126	388,550	884,152	2,735,828

Non-current assets (1)	4,207,711	1,034,427	1,906,501	7,148,639

(1) Includes Property, plant and equipment and Intangible assets.

4.	COST OF SALES

	Three-month period ended March 31,
	2020	2019
	(Unaudited)
Inventories at the beginning of the year	2,158,298	2,689,829
Translation differences	—	(21,919)
Plus: Charges for the period
Raw materials and consumables used and other movements	1,426,087	1,649,638
Services and fees	32,735	36,438
Labor cost	145,074	158,020
Depreciation of property, plant and equipment	132,345	124,857
Amortization of intangible assets	3,167	4,558
Maintenance expenses	106,058	132,816
Office expenses	1,677	1,822
Insurance	2,515	2,559
Change of obsolescence allowance	(1,927)	2,401
Recovery from sales of scrap and by-products	(6,147)	(6,545)
Others	4,179	4,363
Less: Inventories at the end of the period	(2,083,584)	(2,563,790)
Cost of Sales	1,920,477	2,215,047

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2020	2019
	(Unaudited)
Services and fees	16,791	19,339
Labor cost	52,011	54,654
Depreciation of property, plant and equipment	4,057	4,197
Amortization of intangible assets	26,823	29,128
Maintenance and expenses	1,039	1,002
Taxes	22,008	22,343
Office expenses	7,786	8,476
Freight and transportation	77,423	77,073
Increase (decrease) of allowance for doubtful accounts	204	(16)
Others	3,449	2,853
Selling, general and administrative expenses	211,591	219,049

6.	FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Three-month period ended March 31,
	2020	2019
	(Unaudited)
Interest expense	(16,293)	(19,762)

Finance expense	(16,293)	(19,762)

Interest income	7,948	5,883

Finance income	7,948	5,883

Net foreign exchange gain (loss)	109,220	(30,635)
Inflation adjustment results	—	33,106
Change in fair value of financial assets	1,580	—
Derivative contract results	15,895	(8,211)
Others	(12,195)	(7,313)

Other financial income (expenses), net	114,500	(13,053)

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2020	2019
	(Unaudited)
At the beginning of the year	6,539,581	5,817,609

Effect of initial recognition of right-of-use assets	—	300,288
Currency translation differences	(2,047)	(33,038)
Additions	245,036	208,571
Value adjustments of lease contracts	(6,978)	—
Disposals	(7,138)	(6,317)
Depreciation charge	(136,402)	(129,054)
Capitalized borrowing costs	4,514	4,292
Transfers and reclassifications	(227)	(601)
At the end of the period	6,636,339	6,161,750

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

8.    INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2020	2019
	(Unaudited)
At the beginning of the year	943,838	1,012,524

Currency translation differences	—	(4,362)
Additions	13,703	12,819
Amortization charge	(29,990)	(33,686)
Transfers/Disposals	227	(406)
At the end of the period	927,778	986,889

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	377,310	486,643
Other non-consolidated companies (1)					32,207	27,005
					409,517	513,648
(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

Ternium, through its subsidiaries Ternium Investments S.à r.l. (“Ternium Investments”), Ternium Argentina S.A. (“Ternium Argentina”) and Prosid Investments S.A. (“Prosid”), owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (“Usiminas”), the largest flat steel producer in Brazil.

Ternium Investments, Ternium Argentina and Prosid, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. The other members of Usiminas’ control group are Previdência Usiminas (Usiminas’ employee pension fund) and the so-called NSSMC Group, comprising Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”), Nippon Usiminas Co., Ltd., Metal One Corporation and Mitsubishi Corporation do Brasil, S.A.

As of March 31, 2020, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 5.65 (approximately $ 1.09; December 31, 2019: BRL 9.87 - $ 2.45) per ordinary share and BRL 4.92 (approximately $ 0.95; December 31, 2019: BRL 9.51 - $ 2.36) per preferred share, respectively. Accordingly, as of March 31, 2020, Ternium’s ownership stake had a market value of approximately $ 271.7 million and a carrying value of $ 377.3 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

As of March 31, 2020, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2020	486,643
Share of results (1)	—
Other comprehensive income	(109,333)
Dividends received	—

As of March 31, 2020	377,310

(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based on the following calculation:

Usiminas' shareholders' equity	2,701,333
Percentage of interest of the Company over shareholders' equity	20.42%

Interest of the Company over shareholders' equity	551,692

Purchase price allocation	56,804
Goodwill	199,941
Impairment	(431,127)

Total Investment in Usiminas	377,310

Usiminas has postponed the issuance of its consolidated interim accounts as of and for the three-month period ended March 31, 2020, to the month of May 2020. Accordingly, only the effect of the currency translation adjustment has been recognized in the value of the investment and no summarized balance sheet and income statement as issued by Usiminas will be disclosed in these condensed interim consolidated financial statements.

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Notes 3 and 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Financial Statements.
Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2019. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

ICMS deferral tax benefit - Unconstitutionality

Through State Law No. 4,529, of March 31, 2005, the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferment of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against the above-mentioned State Law before the Brazilian Federal Supreme Court, predicated on the argument that, since the tax incentive granted pursuant to such State Law had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ), such State Law should be declared unconstitutional.

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval and, in furtherance of such Supplementary Law, in December 2017 the States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for so confirming such ICMS incentives. As per the terms of ICMS Convention 190/2017, all States are required to publish in their official gazettes, on or before March 29, 2018, a list of the ICMS incentives that are to be confirmed pursuant to Supplementary Law No. 160. On March 6, 2018, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil. ICMS Convention 190/2017 also required that all relevant documents concerning such incentives be filed with CONFAZ, and the State of Rio de Janeiro satisfied such requirements as well. On July 27, 2018, the Governor of Rio de Janeiro issued Executive Order (Decreto) No. 4,678, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro (Federação das Indústrias do Estado do Rio de Janeiro, or FIRJAN) filed petitions arguing that the action of unconstitutionality against the March 31, 2005 Rio de Janeiro State Law No. 4,529 could not be judged by the Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. Following the filing of such petitions, the Reporting Justice Minister in charge of the case summoned the plaintiff in such action of unconstitutionality, the Federal Attorney General’s Office (Advocacia-Geral da União, or AGU) and the Chief of the Public Minister (Procuradoria-Geral da República, or PGR) to submit statements expressing their respective views on the arguments presented by the State of Rio de Janeiro and the FRIJAN with respect to the effect of Supplementary Law No.160/17 and the ICMS Convention 190/2017 on the pending action of unconstitutionality. In their respective statements, the plaintiff argued that Supplementary Law No.160/17 and the ICMS Convention 190/2017 do not affect the unconstitutionality of ICMS benefits granted through State Law No. 4,529, while the AGU stated that, in light of the additional legal support provided by Supplementary Law No.160/17 and the ICMS Convention 190/2017, a finding of unconstitutionality of State Law No. 4,529 would not be warranted. In turn, the PGR stated that a decision on the case should be postponed until the Federal Supreme Court completes its analysis of Supplementary Law No.160/17 and ICMS Convention 190/2017. As of the date of these consolidated financial statements, the Brazilian Federal Supreme Court has not yet ruled on the action of unconstitutionality against Rio de Janeiro’s State Law No. 4,529.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

10.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

The tax benefits accumulated under Ternium Brasil’s ICMS incentive amounted to approximately $ 1,089 million as of the acquisition date. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of $ 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of $ 325.9 million arising from its right to recover part of the contingency amount from Thyssenkrup Veerhaven B.V. ($ 394.6 million and $ 197.3 million, respectively, as of March 31, 2020, and $ 508.9 million and $ 254.4 million, respectively, as of December 31, 2019). The calculation of this contingency related to an uncertain tax position has been determined taking into consideration the probability of negative outcome for the Company, if any, on an estimated total risk as of the acquisition date of $ 1,630 million (including estimated penalties and interests) (the maximum gross exposure as of March 31, 2020, amounts to $ 1,566 million). In connection with the asset related to the Company’s right to recover part of the contingency amount from Thyssenkrup Veerhaven B.V., the following two events need to happen within the following time frames: the Supreme Federal Court of Brazil or any Civil Court of the State of Rio de Janeiro would need to issue a decision voiding above mentioned law prior to September 7, 2020, and Ternium Brasil would have to make a payment or repayment of ICMS tax incentives prior to September 7, 2022.

Putative class action

Following the Company’s November 27, 2018 announcement that its chairman Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), a putative class action complaint was filed in the U.S. District Court for the Eastern District of New York. On January 31, 2019, the court appointed lead plaintiff and lead counsel. On June 17, 2019, the lead plaintiff filed an amended complaint purportedly on behalf of purchasers of Ternium securities from May 1, 2014 through November 27, 2018. The individual defendants named in the amended complaint are our chairman, our former CEO, our current CEO and our CFO. That complaint alleges that during the class period, the Company and the individual defendants inflated the price of Ternium’s ADSs by failing to disclose that sale proceeds received by Ternium when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Defendants’ motions to dismiss are expected to be decided during 2020. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

11.    RELATED PARTY TRANSACTIONS

As of March 31, 2020, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2020	2019
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	137,865	130,833
Sales of goods to other related parties	3,128	7,421
Sales of services and others to non-consolidated parties	44	44
Sales of services and others to other related parties	338	349

	141,375	138,647
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	87,632	105,971
Purchases of goods from other related parties	31,247	10,684
Purchases of services and others from non-consolidated parties	1,929	1,856
Purchases of services and others from other related parties	30,605	38,252

	151,413	156,763
(c) Financial results
Income with non-consolidated parties	2,088	2,659
Expenses in connection with lease contracts from other related parties	(414)	(54)

	1,674	2,605
(d) Dividends received
Dividends received from non-consolidated parties	—	578

	—	578
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	206	224
Income (expenses), net with other related parties	128	127

	334	351

	March 31, 2020	December 31, 2019
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	207,972	167,312
Receivables from other related parties	3,395	5,027
Advances from non-consolidated parties	9,351	8,017
Advances to suppliers with other related parties	9,279	15,936
Payables to non-consolidated parties	(31,647)	(44,784)
Payables to other related parties	(29,629)	(41,849)
Lease Liabilities with other related parties	(6,915)	(7,310)

	161,806	102,349

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

12.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of March 31, 2020 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	349,513	—	—	349,513
Derivative financial instruments	—	17,260	—	17,260
Trade receivables	991,386	—	—	991,386
Other investments	101,719	—	16,499	118,218
Cash and cash equivalents	375,648	530,743	—	906,391

Total	1,818,266	548,003	16,499	2,382,768

As of March 31, 2020 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	72,867	—		72,867
Trade payables	927,350	—		927,350
Derivative financial instruments	—	1,189		1,189
Lease liabilities	313,571	—		313,571
Borrowings	2,309,250	—		2,309,250

Total	3,623,038	1,189		3,624,227

2)	Fair Value by Hierarchy

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 30 of the Consolidated Financial Statements as of December 31, 2019 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of March 31, 2020 (in $ thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	530,743	530,743	—
Other investments	16,499	16,499	—
Derivative financial instruments	17,260	—	17,260

Total assets	564,502	547,242	17,260

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,189	—	1,189

Total liabilities	1,189	—	1,189

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2019 (in $ thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	199,877	199,877	—
Other investments	38,803	38,803	—
Derivative financial instruments	1,196	—	1,196

Total assets	239,876	238,680	1,196

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	3,024	—	3,024

Total liabilities	3,024	—	3,024

13.    INFORMATION RELATED TO COVID-19 PANDEMIC

A novel strain of coronavirus ("COVID-19") was reported to have surfaced in China in December 2019, spreading to the rest of the world in the first quarter of 2020. In March 2020, the World Health Organization declared COVID-19 a global pandemic. The COVID-19 outbreak is impacting economic activity worldwide.

Each jurisdiction where Ternium operates has adopted specific measures in response to the pandemic and the Company is adjusting its operations on a country-by-country basis to comply with applicable rules and requirements and adapt to a rapidly evolving scenario. As of the issue date of these consolidated condensed interim financial statements, the operational status of the main facilities is as follows:

•In Mexico, the company continues to operate its main production lines, meeting reduced market demand, mainly from the auto industry but also gradually from other sectors as they scale back operations.

•In Argentina and Colombia, Ternium has reduced its activity following the imposition of mandatory lockdowns in these countries, and its Argentine blast furnace, steel shop and coke oven batteries are currently operating at technical minimums. Further, the company has ceased operations in most of its other productions lines in Argentina and Colombia, with the exception of shipments to essential sectors such as food, health and energy in both countries.

•In Brazil, Ternium's slab facility is operating at technical minimums due to lower forecasted demand.

Although in all of these countries the lockdowns or restrictions to operate are expected to end or be relaxed during the second quarter of 2020, these could be extended and/or made more stringent if so decided by the appropriate authorities as the circumstances could require.

In order to safeguard the health and safety of its employees, customers and suppliers, Ternium has taken preventive measures, including remote working for the majority of white collar employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these consolidated condensed interim financial statements, remote work and other work arrangements have not materially adversely affected Ternium's ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2020
and for the three-month periods ended March 31, 2020 and 2019

13.    INFORMATION RELATED TO COVID-19 PANDEMIC (continued)

Ternium has taken steps to ensure the continued strength of its financial position, the maintenance of its operations and a return to growth once economic activity normalizes. In order to mitigate the impact of expected lower sales, Ternium has slowed or postponed several capital expenditure projects across its facilities. The specific reduction in 2020 will depend on the pace at which economic activity and steel market demand return.

Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to predict the COVID-19's effects on the industry, generally, or to reasonably estimate the impact on Ternium's results of operations, cash flows or financial condition.

As of the issue date of these consolidated condensed interim financial statements, the Company's capital and financial resources, and overall liquidity position, remain strong. With net debt of $1.3 billion as of March 31, 2020, a cash position of $1.0 billion and a manageable debt amortization schedule, the company has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering this fact and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs and service its debt. Management also believes that the Company's liquidity and capital resources give adequate flexibility to manage the revised capital spending programs and address short-term changes in business conditions, and that it is unlikely that Ternium will not be able to meet its financial covenants.

In accordance with IFRS, management must test for impairment all of Ternium's assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, long-lived assets and right-of-use assets. In addition, management must test goodwill for impairment at least once a year whether or not there are indicators of impairment. Management carried out impairment tests as of March 31, 2020, resulting in no impairment charges to be recognized for any of its cash-generating units. Similarly, management does not expect to disclose or incur any material COVID-19-related contingencies.

In addition, given the uncertainty around the effects of the recession originated by COVID-19 on the industry, and on their impact on Ternium’s results of operations, cash flows or financial condition in the medium term, Ternium’s board of directors has decided to withdraw its previously-announced annual dividend proposal for fiscal year 2019.

Pablo Brizzio
Chief Financial Officer